Encore Capital Group, Inc.

3111 Camino Del Rio North, Suite 1300

San Diego, California 92108

May 1, 2013

Michael Clampitt

Senior Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Encore Capital Group, Inc.
Registration Statement on Form S-4 (File No. 333-187581)

Ladies and Gentlemen:

Encore Capital Group, Inc. (the “Registrant”) respectfully confirms its oral request for acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended, of its registration statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2013 (Registration No. 333-187581) (as amended, the “Registration Statement”), so that such Registration Statement will be declared effective at 2:00 p.m. Eastern time on May 3, 2013 or as soon as practicable thereafter.

The Registrant confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

/s/ Gregory L. Call

Gregory L. Call

Senior Vice President, General Counsel and

Corporate Secretary